July 7, 2017

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission Staff
Comments dated July 6, 2017, regarding IntelGenx
Technologies Corp. Amendment No. 2 to Registration
Statement on Form S-1
Filed June 29, 2017
File No. 333-217148

Dear Ms. Hayes:

This letter responds to the staff’s comments set forth in the July 6, 2017 letter regarding the above-referenced Registration Statement on Form S-1. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

General

Staff Comment No. 1.

We note that you have revised the minimum offering from CA$7,000,000 to CA$5,000,000, however in multiple places, including on your cover page, continues to state that the minimum offering is CA$7,000,000. Please revise accordingly.

Response No. 1:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has concurrently filed an Amendment No. 3 to its Form S-1 Registration Statement (the “Amended S-1”) which is responsive to the Staff’s comment.

Plan of Distribution, page 77

Staff Comment No. 2.

You have deleted language stating that if you do not raise the minimum in the offering, the Agents will return funds to those who subscribed, without deductions or interest. Please revise your disclosure to clearly state how long the offering will remain open and what you will do with the funds if you do not raise the minimum amount. Please also state whether the funds will be held in trust or escrow until the minimum is met.

Suzanne Hayes
July 7, 2017

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has concurrently filed the Amended S-1 which is responsive to the Staff’s comment.

* * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (514) 331-7440, or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
IntelGenx Technologies Corp.

/S/ Horst G. Zerbe

Horst G. Zerbe
President and Chief Executive Officer

cc: Richard Raymer, Dorsey & Whitney LLP